May 22, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549-6010
Attention:  Erin Martin, Esq.

Re:       AMREP Corporation
Registration Statement on Form S-1
File No. 333-187866

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), AMREP Corporation (the “Registrant”) respectfully requests that the effectiveness of the above-captioned Registration Statement be accelerated to 1:00 p.m. EDT on May 23, 2013, or as soon thereafter as possible.

The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”) its responsibilities under the Act as such responsibilities relate to the proposed offering of the securities specified in the above-captioned Registration Statement.  The Registrant also acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event to our counsel, Brian Lynch at (215) 988-1119.  Thank you for your assistance in this matter.

Very truly yours,

AMREP Corporation

By:           /s/ Peter M. Pizza
Name:      Peter M. Pizza
Title:        Vice President and Chief Financial Officer

AMREP CORPORATION
300 Alexander Park, Suite 204 ● Princeton, NJ 08540 ● 609-716-8200 ● Fax: 609-716-8255